Exhibit 4
NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR TO ANY PERSON LOCATED OR RESIDENT IN THE
REPUBLIC OF ITALY
This announcement is not for distribution in the United States. This announcement and the information contained herein is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration pursuant to the U.S. Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements. The issuer does not intend to register the offering in the United States.
NOTHING IN THIS ANNOUNCEMENT CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE EXCHANGE OFFER WILL BE MADE, AND THE NEW BONDS ARE BEING OFFERED AND WILL BE ISSUED, ONLY TO HOLDERS OF THE EXISTING BONDS (I) LOCATED IN THE UNITED STATES, IN A PRIVATE TRANSACTION IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (II) THAT ARE PERSONS OTHER THAN “U.S. PERSONS”, AS THAT TERM IS DEFINED IN RULE 902 UNDER THE SECURITIES ACT, IN OFFSHORE TRANSACTIONS IN RELIANCE UPON REGULATION S UNDER THE SECURITIES ACT (“ELIGIBLE HOLDERS”). ONLY ELIGIBLE HOLDERS ARE AUTHORIZED TO RECEIVE OR REVIEW THE CONFIDENTIAL EXCHANGE OFFER AND CONSENT SOLICITATION MEMORANDUM OR TO PARTICIPATE IN THE EXCHANGE OFFER AND CONSENT SOLICITATION.
PT Gajah Tunggal Tbk
GT 2005 Bonds B.V.
GT 2005 Bonds B.V. (the “Issuer”) is a wholly owned subsidiary of PT Gajah Tunggal Tbk (the
“Guarantor”)
INVITATION TO HOLDERS OF GT 2005 BONDS B.V. (THE “ISSUER”) US$420,000,000 10.25% GUARANTEED BONDS
DUE 2010 TO OFFER FOR EXCHANGE EXISTING BONDS FOR NEW BONDS OF THE ISSUER (ISIN: XS0224891944)
AMENDMENTS TO THE OFFER
Jakarta — 24 June 2009
On 12 June 2009, the Issuer and Guarantor invited the holders of the Existing Bonds (“Holders”) to offer to exchange (“Exchange Offer”) their outstanding Existing Bonds for new US dollar-denominated Callable Step-Up Guaranteed Secured Bonds due 2014 (the “New Bonds”). The New Bonds will be issued by the Issuer and guaranteed by the Guarantor. Holders who validly offer their Existing Bonds for exchange prior to the Early Exchange Deadline will receive New Bonds in an amount (rounded down to the nearest U.S.$1,000) equal to the product of the aggregate principal amount of the Existing Bonds validly submitted by such Holder for exchange multiplied by the Early Exchange Ratio. Holders who validly offer their Existing Bonds for exchange after the Early Exchange Deadline will receive New Bonds in an amount (rounded down to the nearest U.S.$1,000) equal to the product of the aggregate principal amount of the Existing Bonds validly submitted by such Holder for exchange multiplied by the Late Exchange Ratio.
Concurrently with the Exchange Offer, the Issuer is soliciting (the “Consent Solicitation” and, together with the Exchange Offer, the “Offer”) consents from Holders to amend the terms of the trust deed dated 21 July 2005 to provide, among other proposed amendments, for early redemption of the Existing Bonds by the Issuer upon the settlement of the Exchange Offer. By offering to exchange their Existing Bonds, Holders of an interest in the Existing Bonds will be deemed to have authorised the principal paying agent to issue and complete block voting instructions and to authorise the principal paying agent in such block voting instructions to appoint any two of its employees as proxies to attend, and to cast the votes in favour of the Extraordinary Resolutions at the meeting of the Holders.
Transaction Update and Amendments
Following the launch of the Offer, the Guarantor has engaged in dialogue with Holders. While the majority of Holders have indicated their willingness to participate in the Offer, certain themes have been raised which the Guarantor believes should be addressed in the interests of all stakeholders.

Accordingly, the Issuer and Guarantor have elected to amend certain terms of the Offer (the “Amendments”). The Amendments are detailed in a supplement to the Memorandum which will incorporate conforming changes to the Offering Circular for the New Bonds attached as an appendix to the Memorandum (the “Supplement”). The Supplement is available to eligible Holders from the Information Agent and Dealer Manager.
The amendments implemented by the Issuer and Guarantor are summarized as follows:
1) An aggregate amount of up to $6,300,000 will be paid in cash to the Holders who exchange Existing Bonds for New Bonds on the Settlement Date, in the same proportion as the respective principal amount of Existing Bonds exchanged by such Holders bear to the aggregate outstanding principal amount of the Existing Bonds. The cash payment will be deducted from the amount that was originally proposed to be added to the New Bonds as capitalized interest so that US$15,225,000 will now be capitalized (as compared to US$21,525,000 as originally intended);
2) The covenants relating to the limitation on restricted payments and incurrence of new indebtedness under the New Bonds will be further restricted. Under the original proposal, except under certain circumstances, restricted payments and the incurrence of new indebtedness are not permitted until the Issuer resumes paying interest at 10.25% per annum. The Issuer has agreed that in addition to the interest step-up, these restrictions will remain until the initial outstanding principal amount of the New Bonds on the Issue Date has been reduced by at least 20.0%. Such reduction may be through (i) the redemption or repurchase and cancellation of such New Bonds by the Issuer or the Guarantor or (ii) the deposit of cash, equal to the amount required to redeem such amount of New Bonds, into an escrow account established solely for the benefit of the holders of the New Bonds to be applied as repayment of the principal under the New Bonds, or a combination of (i) and (ii). This requirement is in addition to the covenants currently proposed for the New Bonds; and
3) Rather than semi-annual, the coupon period of the New Bonds will be quarterly and, therefore, the first coupon payment on the New Bonds is expected to be made on 21 October 2009.
In addition to these amendments, the restrictions on participation by Holders domiciled in either Japan or Australia have been amended. Holders in these jurisdictions should refer to the Supplement. All other terms and conditions of the Offer and the New Bonds remain unchanged.
Summary of terms of the amended Exchange Offer

	Early Exchange		Late Exchange
	Calculation		Calculation
Exchange Price		100.00%		95.00%
Illustrative Face Amount Exchanged	U.S.$	1,000.00	U.S.$	1,000.00
New Bond Issuance Price		100.00%		100.00%
21 July 2009 coupon	U.S.$	51.25	U.S.$	51.25
Coupon paid in cash	U.S.$	15.00	U.S.$	15.00
Capitalised Interest Coupon	U.S.$	36.25	U.S.$	36.25
Exchange Ratio		1.03625		0.98625
Amount of New Bonds to be issued	U.S.$	1,036.25	U.S.$	968.25
Only Holders whose electronic instructions to participate in the Exchange Offer are received prior to the Early Exchange Deadline will be eligible to benefit from the Early Exchange Price for the Existing Bonds. Offers received after the Early Exchange Deadline and any Existing Bonds that are exchanged as a result of the Consent Solicitation will receive New Bonds based on the Late Exchange Price.
Conditions of the Exchange Offer remain unchanged
Consummation of the Exchange Offer for the Existing Bonds is conditioned upon the required quorum being reached and the relevant majority of bondholders voting in favour of the proposed amendments at one of the Bondholder Meetings. The Issuer may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer at any time (subject to applicable law and as will be provided in the Memorandum).

Expected Transaction Timeline remains unchanged
The Guarantor deems these changes positive to Holders. The Issuer and the Guarantor do not intend to change the timings of the Offer which continue to be as follows.

Date	Approx. Time	Event	Description
Friday 12 June 2009		Launch	Exchange Offers and Consent Solicitation announced to the market.
Friday 26 June 2009	17:00 CET	Early Participation Deadline	Deadline for Holders to validly tender Existing Bonds in order to qualify for delivery on the Settlement Date of the applicable amount of New Bonds based on the Early Participation Calculation.
Wednesday 1 July	17:00 CET	Voting Instructions Deadline	Deadline for receipt of voting instructions
Friday 3 July 2009	17:00 CET	Expiration Date	Deadline for Holders to validly tender Existing Bonds in order to qualify for delivery on the Settlement Date of the applicable amount of New Bonds based on the Late Participation Calculation.
Monday 6 July 2009	18:00 & 18:30, Singapore	Bondholder Meetings	Bondholder Meetings held in Singapore to approve the Extraordinary Resolutions.
Thursday 9 July 2009 (expected)		Settlement Date	To be determined but expected to be three business days after the resolution of all Extraordinary Resolutions.
Announcements will be made over newswire services and via the Clearing Systems where appropriate.
Participating in the Exchange Offer and Consent Solicitation
Holders wishing to participate in the Offer must submit, or arrange to have submitted on their behalf, not later than the Expiration Date and, in any event, before such earlier deadline as may be required to be met by the relevant Clearing System (unless the Offer is terminated earlier), a duly completed Electronic Instruction Notice in the form of an authenticated SWIFT message, Euclid server or Creation Instruction to the relevant Clearing System. Holders should check with the bank, securities broker or any other intermediary through which they hold their Existing Bonds whether such intermediary will apply different deadlines for participation to those set out in this Exchange Offer Memorandum and, if so, should follow those deadlines. Holders who do not validly complete and send Electronic Instruction Notices will not be able to participate in the Offer.
The exchange offer and consent solicitation memorandum (the “Memorandum”) dated 12 June 2009 and the Supplement together set out, inter alia, the terms and conditions of the Offer, risk factors, Offer restrictions and terms and conditions of the New Bonds. Capitalised, undefined terms used within this press release shall be taken to have the same meaning as defined in the Memorandum.
For further information and to request an electronic copy of the Memorandum or Supplements, please contact any of the parties below. Please note that U.S. Persons or persons domiciled in the U.S.A. must apply in writing to GT@lucid-is.com for an electronic copy of the Memorandum or Supplements.
The Dealer Manager:
Credit Suisse
Hong Kong
Attn: Debt Syndicate Group
Tel: +852 2101 7233
London
Attn: Liability Management Group
Tel: +44 20 7883 6748
Email: liability.management@credit-suisse.com

The Information Agent:
Lucid Issuer Services Limited
Tel: +44 20 7704 0880
Email: gt@lucid-is.com
The Exchange Agent:
Lucid Issuer Services Limited
Tel: +44 20 7704 0880
Email: gt@lucid-is.com
The Dealer Manager takes no responsibility for the contents of this announcement and none of the Issuer or Guarantor, the Dealer Manager, the Trustee, the Exchange Agent or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Exchange Offer or Consent Solicitation, or any recommendation as to whether Holders should tender Existing Bonds in the Exchange Offer or give consent in the Consent Solicitation. This announcement must be read in conjunction with the Memorandum. This announcement and the Memorandum contain important information which should be read carefully before any decision is made with respect to the Exchange Offer and Consent Solicitation. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent adviser.
The New Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The New Bonds are being offered outside the United States in accordance with Regulation S, and subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
The Offer is subject to offer and distribution restrictions in, among other countries, the United States, Europe, Italy, Spain, United Kingdom, Switzerland, Germany, Belgium, Hong Kong, Canada, Australia, Japan, The Netherlands, Indonesia and Singapore.
This announcement does not constitute an offer or an invitation to participate in the Offer in any jurisdiction in or from which, or to any person to whom, it is unlawful to make such offer or invitation under applicable laws. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Issuer, the Guarantor, the Dealer Manager and the Exchange Agent to inform themselves about, and to observe, any such restrictions.